UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ACTIVISION BLIZZARD, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-15839	95-4803544
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

3100 Ocean Boulevard, Santa Monica, CA	90405
(Address of principal executive offices)	(Zip Code)

Jeffrey A. Brown, (310) 255-2000

Corporate Secretary

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒         Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01                                                                    Conflict Minerals Disclosure

Introduction

This Specialized Disclosure Report on Form SD (this “Form SD”) of Activision Blizzard, Inc. (the “Company”) for the year ended December 31, 2014 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”).  Rule 13p-1 generally provides that a company must file this report if it manufactures, or contracts to manufacture, products for which one or more of the following minerals are necessary to the functionality or production of those products: cassiterite; columbite-tantalite (coltan); and wolframite; their derivatives tantalum, tin and tungsten; and gold (collectively, “3TGs”).  These are considered “conflict minerals” under Rule 13p-1 regardless of their geographic origin and whether or not they fund armed conflict in the Democratic Republic of the Congo or an adjoining country (collectively, the “covered countries”).

Company and Product Overview

Activision Blizzard is a leading global developer and publisher of interactive entertainment. The Company publishes games for video game consoles, personal computers, the Apple Mac, and handheld, mobile and tablet devices.

Activision Blizzard’s policy with respect to the sourcing of 3TGs is as follows:

3TGs originating from covered countries are sometimes mined and sold, under the control of armed groups, to finance conflict characterized by extreme levels of violence. Some of these minerals can make their way into the supply chains of products used around the world. Our suppliers acquire and use 3TGs from multiple sources worldwide. As part of our commitment to corporate responsibility and respecting human rights in our own operations and in our global supply chain, it is our goal to use 3TGs in our products that do not directly or indirectly finance or benefit armed groups in the covered countries, while continuing to support responsible mineral sourcing in the region.

We encourage our suppliers to have in place policies and due diligence measures that will enable us to reasonably assure that products and components supplied to us do not contain 3TGs that directly or indirectly finance or benefit armed groups in the covered countries. We also encourage our suppliers to comply with our Vendor Code of Conduct and conduct their business in alignment with our supply chain responsibility expectations.

In support of this policy, Activision Blizzard will:

• Exercise due diligence with relevant suppliers consistent with the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and encourage our suppliers to do likewise with their suppliers;

• Provide, and expect our suppliers to cooperate in providing, due diligence information to determine whether the 3TGs in our supply chain do not directly or indirectly finance or benefit armed groups in the covered countries; and

• Commit to transparency in the implementation of this policy by making available reports on our progress to relevant stakeholders and the public.

The full text of our Conflict Minerals Sourcing Policy is available at http://investor.activision.com/corporate-governance-document.cfm?DocumentID=14158. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

The Company has reviewed its product line and determined that 3TGs are necessary to the functionality or production of some of the products it contracted to have manufactured during 2014, primarily its Skylanders “smart toys,” which consist of action figures and an electronic “portal,” and certain branded metallic keychains sold directly to consumers through the web store operated by Blizzard Entertainment, Inc., one of the Company’s two primary operating units (collectively, the “covered products”).  The covered products are manufactured by third parties pursuant to the Company’s specifications.  The Company does not directly purchase 3TGs, nor does it have any direct relationship with any mines or smelters that process these minerals.

Conflict Minerals Disclosure

Reasonable Country of Origin Inquiry Description

As specified under Rule 13p-1, the Company conducted, in good faith, a reasonable country of origin inquiry (“RCOI”) that the Company believes was reasonably designed to determine whether any of the 3TGs necessary to the functionality or production of the covered products may have originated in the covered countries or were from recycled or scrap sources.

The Company’s RCOI included the identification of direct suppliers of covered products, collection of data from suppliers, and an assessment of whether further due diligence was required.  In collecting data for its RCOI, the Company required suppliers of covered products to complete a questionnaire based on the Conflict-Free Sourcing Initiative’s Conflict Minerals Reporting Template (the “CFSI Template”), which is recognized as the industry-standard supplier data collection tool.  The CFSI Template included questions relating to, among other things, whether the covered suppliers supplied 3TGs to the Company, whether the 3TGs were necessary to the functionality or production of the covered products and whether the 3TGs originated from the covered countries.

The Company sent CFSI Templates to sixteen potentially in-scope suppliers, 100% of which returned completed templates.  The Company analyzed all responses and, in accordance with the Company’s internal 3TG sourcing process, undertook additional inquiries of the suppliers until the Company was satisfied that all responses were complete and accurate.

Of the sixteen responses received, the Company identified seven direct suppliers of 177 products as being covered suppliers within the scope of its RCOI.  All seven covered suppliers provided information indicating that they do not obtain the 3TGs necessary to the functionality or production of the covered products from any of the covered countries.  The Company also performed independent research with respect to the covered suppliers and their upstream smelters and refiners, determining that it had no reason to believe these representations were inaccurate.

Reasonable Country of Origin Determination

Based on its RCOI, the Company has in good faith concluded that it has no knowledge or reason to believe that the 3TGs necessary to the functionality or production of the covered products may have originated in the covered countries.

The Company will continue to investigate the origin of necessary 3TGs, work with the suppliers of its covered products to ensure compliance with its Conflict Minerals Sourcing Policy, and require its suppliers to complete a CFSI Template annually.

A copy of this Form SD is also available at http://investor.activision.com/sec.cfm.

Item 1.02                                            Exhibit

The Company is not required to file, as an exhibit for this Form SD, the Conflict Minerals Report required by Item 1.01.

SECTION 2 — EXHIBITS

Item 2.01                                            Exhibits

Not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Activision Blizzard, Inc.

By	/s/ Chris B. Walther
Chris B. Walther
Chief Legal Officer

Date: June 1, 2015